                                                       RULE 424(b)(3) AND (c)
                                                       FILE NO. 333-76703

                             ONELINK COMMUNICATIONS, INC.

                     PROSPECTUS SUPPLEMENT #1 TO THE PROSPECTUS
                                  DATED MAY 12, 1999

     On May 6, 1999, OneLink Communications, Inc. announced the results for its first quarter, which ended on March 31, 1999.

FIRST QUARTER HIGHLIGHTS:

-    Revenues from continuing operations increased 72% from 1998.
-    Gross profit increased 122% compared to first quarter in 1998.
- Net loss from continued operations decreased 30% from the first quarter of 1998.
- Fifth consecutive quarter in which the Company's operating and net losses have improved quarter to quarter over the similar period in the prior year.

FIRST QUARTER RESULTS:

     We reported that total revenues from continuing operations for the three months ended March 31, 1999 increased 72% to $477,544 compared to $277,168 for the same quarter last year. The increase is a result of continued growth in our TeleSmartTM Data Services business.

     Our gross margin from continuing operations also increased 9% for the three months ended March 31, 1999 compared to the same period in 1998. Gross Profit increased 122% to $192,699 compared to $86,930 for the same period last year. This increase was due to the higher percentage of service bureau revenues at 59%
gross margins in the total revenue mix.   Our net loss from continued operations
for the first quarter was $252,983 compared to $362,721 for the same period last year which is a decrease of $109,738 or 30%, resulting in a net loss per share of $(0.05) compared to $(0.07) in the comparable prior year period. This improvement was due to stronger revenues and improved gross profits from our TeleSmart service bureau operations as well as oour continued efforts to streamline operations.

                            ONELINK COMMUNICATIONS, INC.
                         CONDENSED STATEMENTS OF OPERATIONS
                                    (UNAUDITED)

                                                           Three Months Ended March 31,
                                                               1999           1998
                                                               ----           ----
      Sales from Continuing Operations                       $477,544       $277,168

      COGS from Continuing Operations                         284,845        190,238

      Gross Profit from Continuing Operations                 192,699         86,930

      Operating Expenses from Continuing Operations           449,919        439,317

      Operating Loss from Continuing Operations              (257,221)      (352,387)

      Net Loss from Continuing Operations                    (252,983)      (362,721)

      Income (Loss) from discontinued operations                    0         20,692

                                                           Three Months Ended March 31,
                                                               1999           1998
                                                               ----           ----
      Net Gain (Loss) on disposal of Discontinued assets            0            811


      Net Loss                                               (252,983)      (341,217)


      Net Loss per share from Continuing Operations            ($0.05)        ($0.07)
         (Basic and diluted)

      Net Loss per share (Basic and diluted)                   ($0.05)        ($0.07)

      Weighted Average Shares Outstanding                   5,318,451      4,991,696
         (Basic and diluted)



                THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 9, 1999